SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

The CENTRAIS ELÉTRICAS BRASILEIRAS S/A – ELETROBRAS ("Company") announces that it received, on March 29, 2016, request of minority shareholder 3G RADAR MASTER FUNDO DE INVESTIMENTO DE AÇÕES, (“3G Radar FIA”) represented by it´s fund manager, 3G RADAR GESTORA DE RECURSOS LTDA (“3G Radar”), holder of the Company's preferred shares ("Shareholder"), pursuant to CVM Instruction 481/09 and 561/09 and Office Letter/CVM/SEP/No 01/2017, information related to candidate indicated for position on the Board of Directors, whose election will take place at the 57th Ordinary General Meeting to be held on April 28, 2017.

The candidate nominated by the Shareholder, which must apply for vacancy on the Board of Directors is Mr. Claudio Roberto Frischtak, for separate election by minority preffered shareholder, or without the minimum quorum required to fill this vacancy, for election in the Multiple Voting process, if this process is required, pursuant to art. 171 of Law 6,404/76 whose information can be found in the correspondence attached.

We report that, under the terms of Federal Law 13,303 of June 30th, 2016 ("State-Owned Companies Act"), regulated by Decree 8,945, all nominations received, regarding candidates to positions in the Board of Directors Eletrobras, will be assessed by the Internal Transitory Eligibility Committee (“CITE”), responsible for checking, for each candidate, the compliance with such eligibility requirements listed in article 17 of the State-Owned Companies Act and articles 28 to 30 of Decree 8.945/16

Rio de Janeiro, March 29, 2017.

Armando Casado de Araujo

CFO and Investor Relations Officer

3G RADAR
3G Radar Gestora de Recursos Ltda.

Rio de Janeiro, 27 de março de 2017.

À
CENTRAIS ELETRICAS BRASILEIRAS S.A. - ELETROBRAS
CNPJ 00.001.180/0001-78

A/C Sr. José Luiz Alquéres
Presidente do Conselho de Administração
A/C Sr. Armando Casado de Araújo
Diretor de Relações com Investidores

Ref: AGO de 2017 - Indicação para o Conselho de Administração - Publicação de Aviso aos Acionistas

3G RADAR MASTER FUNDO DE INVESTIMENTO DE AÇÕES ("3G Radar FIA'), com sede na cidade e Estado do Rio de Janeiro, Praia de Botafogo nº 501, 5º andar, inscrito no CNPJ/MF sob o n° 18.324.976/0001-85, nos termos de seu regulamento e neste ato representado pelo seu gestor **3G RADAR GESTORA DE RECURSOS LTDA.** ("3G Radar'), inscrito no CNPJ/MF sob o n° 17.776.271/0001-36, com sede na Cidade do Rio de Janeiro, Estado do Rio de Janeiro, na Avenida Borges de Medeiros, nº 633, sala 501, Leblon, acionistas da **CENTRAIS ELÉTRICAS BRASILEIRAS S/ A** ("Eletrobrás ou Companhia") detentores de ações preferenciais, vêm apresentar a indicação do Sr. Claudio R. Frischtak ("Candidato"), conforme anexo I, como candidato ao Conselho de Administração da Companhia, pelas razões a seguir expostas:

Nos temos do Oficio Circular CVM/SEP/Nº02/2016, ("Ofício Circular"), a Companhia deve realizar Aviso aos Acionistas procedendo a divulgação das indicações aos Conselhos de Administração e Fiscal, dando a mesma publicidade dada aos nomes propostos pelo Acionista Controlador e/ou administração.

Importante esclarecer que a indicação do Candidato é para composição do Conselho de Administração:

(i) como candidato das ações preferenciais ("PN") de emissão da Companhia para concorrer à vaga destinada a esta classe de ações nos termos do que está determinado pelo Parágrafo 4º do art. 141 da Lei das S/ A;
(ii) como candidato pelas ações ordinárias ("ON") e preferenciais ("PN"), caso seja acionado o processo de Voto Múltiplo, inexistindo o quórum mínimo necessário à formação da eleição em separado prevista acima.

Atenciosamente,

3G RADAR MASTER FUNDO DE INVESTIMENTOS EM AÇÕES

Av. Borges de Medeiros, 633/501 Rio de Janeiro 22430-041 Brasil +55 21 3265 9600 www.3g-radar.com

3G RADAR
3G Radar Gestora de Recursos Ltda.

ANEXO

I - CONSELHO DE ADMINISTRAÇÃO TITULAR PELAS AÇÕES PREFERENCIAIS: o Sr Claudio R. Frischtak, Presidente da Inter.B - Consultoria Internacional de Negócios, Diretor para Moçambique do International Growth Center (London School of Economics). Foi ainda "Principal Economist" da área de indústria e energia do Banco Mundial (1984-91) e consultor posteriormente – tendo participado e dirigido projetos em mais de 20 países - e professor adjunto na Universidade de Georgetown (1987-1990), tendo feito o mestrasdo na Universidade of Campinas (1976-78) e doutorado em Stanford University (1980-84). Com mais de 120 publicações (dentre livros editados, artigos acadêmicos e relatórios de pesquisa), é membro de conselhos institucionais e empresariais, a exemplo do Conselho de Infraestrutura da Confederação Nacional da Indústria, do Conselho Econômico da Federação de Indústrias do Rio de Janeiro, do Conselho Curador do CEBRI e do Conselho de Administração da Wilson, Sons. Foi co-organizador (com Armando C. Pinheiro) dos livros "Gargalos e Soluções na Infraestrutura de Transportes", publicado em Abril de 2014 pela Editora FGV e "Mobilidade Urbana – Desafios e Perspectivas para as Cidades Brasileiras" publicado em Setembro de 2015 pela editora Campus/Elsevier. Ainda em 2015 publicou "Meddling with Growth: Brazil's Micro-Policies in the Age of Turbulence" (LAP Lambert Academic Publishing). Suas publicações mais recentes incluem "PAC: Avaliação do Potencial de Impacto Econômico", (CBIC, Brasília, 2016), "O financiamento do investimento em infraestrutura no Brasil: uma agenda para sua expansão sustentada" (CNI, Brasília, 2016) e "Oportunidades para Privatização de Infraestrutura: o que fazer e como fazer" (CNI, Brasília, 2017).

Av. Borges de Medeiros, 633/501 Rio de Janeiro 22430-041 Brasil +55 21 3265 9600 www.3g-radar.com

NOME	DATA DE NASCIMENTO	ÓRGÃO ADMINISTRAÇÃO:	DATA DA ELEIÇÃO	PRAZO DO MANDATO
CLAUDIO ROBERTO FRISCHTAK	09/11/1949	CONSELHO DE ADMINISTRAÇÃO	28/04/2017	AGO 2017
CPF	**PROFISSÃO**	**CARGO ELETIVO OCUPADO:**	**DATA DE POSSE**	**ELEITO PELO CONTROLADOR?**
268.631.117-72	ECONOMISTA	CONSELHO DE ADMINISTRAÇÃO		NÃO
MEMBRO INDEPENDENTE?	**NUMERO DE MANDATOS CONSECUTIVOS:**	**OUTROS CARGOS E FUNÇÕES EXERCIDAS NO EMISSOR:**		
SIM				
EXPERIÊNCIA PROFISSIONAL/.				
CLAUDIO R. FRISCHTAK, PRESIDENTE DA INTER.B - CONSULTORIA INTERNACIONAL DE NEGÓCIOS, DIRETOR PARA MOÇAMBIQUE DO INTERNATIONAL GROWTH CENTER (LONDON SCHOOL OF ECONOMICS). FOI AINDA "PRINCIPAL ECONOMIST" DA ÁREA DE INDÚSTRIA E ENERGIA DO BANCO MUNDIAL (1984-91) E CONSULTOR POSTERIORMENTE – TENDO PARTICIPADO E DIRIGIDO PROJETOS EM MAIS DE 20 PAÍSES - E PROFESSOR ADJUNTO NA UNIVERSIDADE DE GEORGETOWN (1987-1990), TENDO FEITO O MESTRASDO NA UNIVERSIDADE OF CAMPINAS (1976-78) E DOUTORADO EM STANFORD UNIVERSITY (1980-84). COM MAIS DE 120 PUBLICAÇÕES (DENTRE LIVROS EDITADOS, ARTIGOS ACADÊMICOS E RELATÓRIOS DE PESQUISA), É MEMBRO DE CONSELHOS INSTITUCIONAIS E EMPRESARIAIS, A EXEMPLO DO CONSELHO DE INFRAESTRUTURA DA CONFEDERAÇÃO NACIONAL DA INDÚSTRIA, DO CONSELHO ECONÔMICO DA FEDERAÇÃO DE INDÚSTRIAS DO RIO DE JANEIRO, DO CONSELHO CURADOR DO CEBRI E DO CONSELHO DE ADMINISTRAÇÃO DA WILSON, SONS. FOI CO-ORGANIZADOR (COM ARMANDO C. PINHEIRO) DOS LIVROS "GARGALOS E SOLUÇÕES NA INFRAESTRUTURA DE TRANSPORTES", PUBLICADO EM ABRIL DE 2014 PELA EDITORA FGV E "MOBILIDADE URBANA – DESAFIOS E PERSPECTIVAS PARA AS CIDADES BRASILEIRAS" PUBLICADO EM SETEMBRO DE 2015 PELA EDITORA CAMPUS/ELSEVIER. AINDA EM 2015 PUBLICOU "MEDDLING WITH GROWTH: BRAZIL'S MICRO-POLICIES IN THE AGE OF TURBULENCE" (LAP LAMBERT ACADEMIC PUBLISHING). SUAS PUBLICAÇÕES MAIS RECENTES INCLUEM "PAC: AVALIAÇÃO DO POTENCIAL DE IMPACTO ECONÔMICO", (CBIC, BRASÍLIA, 2016), "O FINANCIAMENTO DO INVESTIMENTO EM INFRAESTRUTURA NO BRASIL: UMA AGENDA PARA SUA EXPANSÃO SUSTENTADA" (CNI, BRASÍLIA, 2016) E "OPORTUNIDADES PARA PRIVATIZAÇÃO DE INFRAESTRUTURA: O QUE FAZER E COMO FAZER" (CNI, BRASÍLIA, 2017).				
DECLARAÇÕES SOBRE CONDENAÇÕES				
CLAUDIO R. FRISCHTAK, NÃO TEM QUALQUER CONDENAÇÃO CRIMINAL, QUALQUER CONDENAÇÃO EM PROCESSO ADMINISTRATIVO DA CVM, NEM QUALQUER CONDENAÇÃO TRANSITADA EM JULGADO, NA ESFERA JUDICIAL OU ADMINISTRATIVA, QUE TENHA SUSPENDIDO OU INABILITADO A PRÁTICA DE ATIVIDADE PROFISSIONAL OU COMERCIAL.				

12.6 – Percentual de Participação em Reuniões do Conselho no último exercício, realizadas pelo respectivo órgão que ocorreram após a posse:

Não aplicável

12.7 – Informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas sejam estatutários:

Não aplicável

12.8 – Informações sobre atuação como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração:

Não aplicável

12.9 – Existência de relação conjugal, união estável ou parentesco até o 2º grau relacionadas a administradores da Companhia, controladas e controladores

Não há relações conjugais, uniões estáveis ou de parentesco até segundo grau, do candidato a administrador da Companhia, entre si e, com os administradores ou controladores das sociedades controladas ou controladoras, direta ou indireta, da Companhia.

12.10 – Relações de subordinação, prestação de serviço ou controle entre administradores e controladas, controladores e outros

Não há relações de subordinação, prestação de serviço ou controle entre o candidato a administrador e controladas, controladores e outros.

Rio de Janeiro, 27 de março de 2017

CLAUDIO ROBERTO FRISCHTAK

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.